Exhibit 4.2

Description of FLEETCOR Technologies, Inc. Common Stock Registered under Section 12 of the Securities Exchange Act

General

FleetCor Technologies, Inc. (the “Company”) has one class of securities, our common stock, par value $0.001 per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended. Our authorized capital stock consists of 475,000,000 shares of common stock.

The following description of our common stock is a summary. This summary is subject to the Delaware General Corporate Law (the “DGCL”) and the complete text of the Company’s Amended and Restated Certificate of Incorporation (as subsequently supplemented and amended, our “Charter”) and amended and restated bylaws (our “Bylaws”), which are filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K. We encourage you to read that law and those documents carefully.

Common Stock

Voting rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Unless otherwise required by law, if a quorum is present, matters submitted to a vote of our stockholders require the approval of a majority of votes cast by stockholders represented in person or by proxy and entitled to vote on such matter, except that directors are elected by a plurality of votes cast. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they so choose.

Dividend rights. Holders of common stock will be entitled to receive dividends ratably if, as and when dividends are declared from time to time by our board of directors (our “Board”) out of funds legally available for that purpose subject to any preferential dividend rights of any then outstanding preferred stock. Our ability to pay dividends is limited by covenants in our credit facilities.

Other matters. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and subject to any other distribution rights granted to holders of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our Charter permits our Board to issue up to 25,000,000 shares of preferred stock from time to time in one or more classes or series. The Board also may fix the relative rights and preferences of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series. Terms selected by our Board in the future could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock without any further vote or action by the stockholders. As a result, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our common stock.

Anti-Takeover Effects of Provisions of Our Charter and Bylaws and Delaware Law

Exhibit 4.2

The provisions of the DGCL and our Charter and Bylaws could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Election and removal of directors. Until the 2022 annual meeting of stockholders, our Board is divided into three classes. Beginning with the directors elected at the 2020 annual meeting of stockholders, directors are elected for a one-year term. Our directors may be removed only by the affirmative vote of at least a majority of the voting power of our then outstanding common stock, voting together as a single class. Directors elected prior to the annual meeting of the stockholders held in 2020 and directors elected to fill a vacancy in the board and to carry out the unexpired term of his predecessor can only be removed for cause. This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of our directors.

Authorized but unissued shares. The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder action; advance notification of stockholder nominations and proposals. Our Charter and Bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our Charter also requires that special meetings of stockholders be called only by a majority of our Board. In addition, our Bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the Board or by a stockholder who gives written notice to us, complying with certain requirements as to procedure and form set forth in our Bylaws, no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring unsolicited offers to acquire our company or delaying changes in control of our management, which could depress the market price of our common stock.

Amendment of certain provisions in our organizational documents. With certain exceptions, the Board may amend, alter, change or repeal any provision of the Charter and the Bylaws. The Bylaws may also be adopted, amended, altered or repealed by a majority of the voting power of all of then then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting as a class.

No cumulative voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Charter provides otherwise. Our Charter expressly prohibits cumulative voting.

Delaware anti-takeover law. Our Charter provides that Section 203 of the DGCL, an anti-takeover law, applies to us. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Registration Rights

Exhibit 4.2

Pursuant to the terms of a sixth amended and restated registration rights agreement, as amended, certain holders of our common stock are entitled to rights with respect to the registration of their shares (to the extent such rights have not expired) under the Securities Act, as described below.

Demand registration rights. At the written request of certain stockholders, we must give notice to all holders of our common stock with registration rights, who would have 30 days to request inclusion in the offering, file a registration statement and use our best efforts to register all shares timely requested to be registered. Certain stockholders have two such demand registration rights and certain other stockholders have one such demand registration right. We are generally not obligated to effect a registration during the 120-day period subsequent to our filing a registration statement pursuant to these demand registration rights. We may postpone the filing of a registration statement for up to 90 days twice in a 12-month period, but not more than 120 consecutive days, if we have plans to engage in a registered public offering and our Board determines in good faith that such offering would be adversely affected by the requested registration.

Piggyback registration rights. If we register any of our securities for public sale, we must give notice to all holders of our common stock with registration rights, who would have 20 days to request inclusion in the offering, and use our best efforts to cause to be registered shares held by our stockholders with registration rights that request to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten public offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders.

Form S-3 registration rights. The holders of registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3, upon which request we must give notice to all holders of our common stock with registration rights, who would have 20 days to request inclusion in the offering. We are required to file no more than one registration statement on Form S-3 upon exercise of these rights per six-month period and we are not required to honor registration requests if the aggregate market value of securities registered would be less than $10 million.

Registration expenses. We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ discounts and selling commissions. In addition, we will pay the reasonable fees and disbursements of one counsel for the stockholders participating in such registration.

Indemnification. We have agreed, subject to certain exceptions, to indemnify against liabilities resulting from the offerings described above, each selling stockholder that is exercising its registration rights. In addition, we have agreed that, in order to provide for just and equitable contribution to joint liability, if indemnification is not available to such parties, FleetCor and such parties will each contribute to any liability based on the proportion that the price of the shares sold by them relates to the aggregate offering price, subject to certain exceptions.

Expiration of registration rights. The registration rights described above will terminate with respect to a particular stockholder to the extent the shares held by and issuable to such holder may be sold without registration under the Securities Act in the manner and quantity proposed to be sold.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “FLT.”